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                                   EXHIBIT 28

           Robert J. Fitzsimmons                            Embargo until
           602/ 207-5759                                    8:00 a.m.(E.S.T.)

                              THE FINOVA GROUP INC.

             ANNOUNCES RECORD RESULTS FOR THE FOURTH QUARTER OF 1995

                   AND 31% INCREASE IN NET INCOME FOR THE YEAR

PHOENIX, Ariz., Jan. 23, 1996 -- The FINOVA Group Inc. (NYSE: FNV) today reported a 31% increase in net income, record new business levels and a 20% growth in managed assets for the year ended Dec. 31, 1995 to over $7.1 billion.

         Net income for 1995 was $97.6 million ($3.51 per common share) compared to $74.3 million ($2.94 per common share) for 1994, a 31% increase in net income and a 19% increase in earnings per common share with 2.5 million additional average shares outstanding in 1995.

         For the fourth quarter of 1995 net income was $26.5 million ($0.95 per common share) up from $23.4 million ($0.82 per common share) for the comparable period in 1994, a 13% increase in net income and a 16% increase in earnings per common share.

         Sam Eichenfield, chairman and chief executive officer of FINOVA, said that "1995 was an outstanding year for FINOVA with key performance factors showing continuing significant improvement over the prior year." Leading the performance was the record volume of new business added, which consisted of $2.6 billion of term loan and leasing business and $2.0 billion of factoring and floor planning volume. This new business generated the 20% growth in managed assets (funds employed and securitizations) and strong margins, which averaged 6.0% for the fourth quarter of 1995 and 5.8% for the year. Importantly, backlog remained strong at approximately $1.1 billion and portfolio quality

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showed continued improvement with nonearnings declining to 2.4% of managed assets at year-end 1995, down from 2.9% at Dec. 31, 1994. Eichenfield noted that "managed assets grew at an annualized rate of 23% (third quarter to fourth quarter) and since a substantial portion of the new business booked was toward the end of the quarter, it did not contribute to the quarter's profitability. The contribution from the new business, as well as the other positive trends, should continue into 1996."

         Eichenfield went on to say, "I am pleased to see that G&A expenses, measured as a percentage of interest margins earned, declined to 45.6% in 1995 from 46.2% in 1994 and, more importantly, declined to 44.7% for the fourth quarter of 1995."

         The increases in the amount of interest margins earned, both for the fourth quarter and the year 1995, combined with higher gains on sale of assets, more than offset the significant increases in provisions for possible credit losses and higher selling, administrative and other operating expenses ("G&A expenses"). Loss provisions, which exceeded 1994 by $12.2 million for the fourth quarter and $30.6 million for the year, were due primarily to portfolio growth. Reserve coverage remained at 2.0% of ending funds employed and securitizations, and improved to 83.6% of nonaccruing assets. G&A expenses for the fourth quarter of 1995 were higher than the comparable 1994 period principally due to higher incentive accruals related to improved results and the higher volume of new business added during the year.

         Income taxes were higher in 1995 due to an increase in income before income taxes, partially offset by a lower effective income tax rate attributable to the effects of certain tax credits.

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to medium-sized businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

                                      ####

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                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (dollars in thousands, except per share data)

                                     Quarter Ended           Twelve Months Ended
                                      December 31,               December 31,
                              -------------------------   -------------------------
                                  1995          1994          1995          1994
                              -----------   -----------   -----------   -----------
Interest earned from
 financing transactions       $   210,118   $   159,850   $   761,855   $   503,351

Interest expense                   98,965        69,538       366,822       222,200
Depreciation                       16,327        15,111        55,218        36,737
                              -----------   -----------   -----------   -----------
Interest margins earned            94,826        75,201       339,815       244,414


Provision for possible
 credit losses                     18,500         6,317        47,300        16,670
Gains on sale of assets             8,027         3,373        19,726         9,045
Selling, administrative and
 other operating expenses          42,423        34,148       155,001       113,018
                              -----------   -----------   -----------   -----------
Income before income
 taxes                             41,930        38,109       157,240       123,771
Income taxes                       15,448        14,747        59,611        49,458
                              -----------   -----------   -----------   -----------
Net Income                    $    26,482   $    23,362   $    97,629   $    74,313
                              ===========   ===========   ===========   ===========

Earnings per common
 and equivalent share         $      0.95   $      0.82   $      3.51   $      2.94
                              ===========   ===========   ===========   ===========
Dividends declared per
 common share                 $      0.22   $      0.20   $      0.84   $      0.74
                              ===========   ===========   ===========   ===========
Average outstanding
 common and equivalent
 shares                        27,811,000    28,341,000    27,832,000    25,307,000
                              ===========   ===========   ===========   ===========

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                             The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (dollars in thousands)

                                                                  As of December 31,
                                                           --------------------------------
                                                               1995                1994
                                                           ------------        ------------
 FINANCIAL POSITION:
 Ending funds employed (EFE)                               $  6,819,057        $  5,667,644
 Securitizations (2)                                            303,304             253,386
                                                           ------------        ------------
     Total managed assets                                     7,122,361           5,921,030
 Reserve for possible credit losses (3)                         140,333             122,233
 Nonaccruing assets                                             167,872             168,761
 Nonaccruing assets as a % of EFE and securitizations               2.4%                2.9%
 Reserve for possible credit losses as a % of:
   Ending funds employed and securitizations                        2.0%                2.1%

   Nonaccruing assets                                              83.6%               72.4%
 Total debt                                                $  5,649,368        $  4,573,354
 Stockholders' equity                                           825,184             770,252
 Backlog                                                      1,070,573             764,326


                                                For the Quarter Ended         For the Year Ended
                                                     December 31,                December 31,
                                               ------------------------    ------------------------
                                                  1995          1994          1995          1994
                                               ----------    ----------    ----------    ----------
PERFORMANCE HIGHLIGHTS:
Average funds employed (AFE) and
 securitizations                               $6,882,219    $5,723,009    $6,401,368    $4,629,578
Average earning assets (4)                      6,314,476     5,034,805     5,815,455     4,064,971
New business                                      881,054       678,404     2,570,993     1,799,331
Factored volume/floor planning                    613,401       355,567     1,951,310     1,129,936
Write-offs                                         12,665        16,118        35,533        35,127
Write-offs (annualized) as a % of AFE and
 average securitizations                              0.7%          1.1%          0.6%          0.8%
Interest margins earned (annualized) as a %
 of average earning assets                            6.0%          6.0%          5.8%          6.0%
Selling, administrative and other operating
  expenses as a % of interest margins earned         44.7%         45.4%         45.6%         46.2%

------------
(1) Includes financial results from Ambassador Factors and TriCon Capital subsequent to their acquisitions on February 14, 1994 and April 30, 1994, respectively. Averages for the periods presented are based on month-end balances.
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) The reserve for possible credit losses includes $16 million and $13 million at December 31, 1995 and 1994, respectively, of reserves applicable to securitizations previously classified as accrued liabilities.

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(4)  Average earning assets equal AFE less average deferred taxes on leveraged leases and average nonaccruing assets.

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